FORM 4


[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(l) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

  McManus           Michael              A.
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   (Last)            (First)            (Middle)

  100 White Plains Road
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                     (Street)

  Bronxville         New York          10708
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

  MISONIX, INC. ("MSON")
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

  August, 2002
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

  President, Chief Executive Officer
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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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  Common Stock, par     8/29/02       P               5,000      A         $5.75     93,950           D              n/a
  value $.01
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                                                                                                                           (over)
                                                                                                                  SEC 1474 (7-96)


                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                            Title and                          Ownership
                                           Number of     Date Exer-         Amount of                          Form of
                                           Derivative    cisable and        Underlying              Number of  Deriv-
                                           Securities    Expiration         Securities     Price    Derivative ative
               Conver-            Trans-   Acquired (A)  Date (Month/       (Instr. 3      of       Securities Security:
               sion or   Trans-   action   or Disposed   Day/Year)          and 4)         Deriv-   Benefi-    Direct
               Exercise  action   Code     of (D)        ---------------    -------------- ative    cially     (D) or    Nature of
Title of       Price of  Date     (Instr.  (Instr. 3,    Date                      Amount  Secur-   Owned at   Indirect  Indirect
Derivative     Deriv-    (Month/  8)       4, and 5)     Exer-     Expir-          or Num- ity      End of     (I)       Beneficial
Security       ative     Day/     -------- -----------   cis-      ation           ber of  (Instr.  Month      (Instr.   Ownership
(Instr. 3)     Security  Year)    Code  V  (A)     (D)   able      Date     Title  Shares  5)       (Instr. 4)  4)       (Instr. 4)
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
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1996 Employee   $5.06    11/1/98   A       125,000      immed.    10/21/08  Common  125,000                     D
Incentive Stock                                                             Stock
Option Plan
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1996 Employee   $5.06    11/1/98   A        40,000      10/30/99  10/31/08  Common   40,000                     D
Incentive Stock                                                             Stock
Option Plan
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1998 Employee   $5.06    11/2/98   A        85,000      11/2/99   10/31/08  Common   85,000                     D
Stock Option                                                                Stock
Plan
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1998 Employee   $3.07     3/3/99   A        50,000       3/3/00    3/3/09   Common   50,000                     D
Stock Option                                                                Stock
Plan
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1998 Employee   $7.375   10/13/00  A       190,000      11/02/00* 10/13/10  Common  190,000                     D
Stock Option                                                                Stock
Plan
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1996 Employee   $7.375   10/13/00  A        30,000      11/02/00* 10/13/10  Common   30,000                     D
Incentive Stock                                                             Stock
Option Plan
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1991 Stock      $7.375   10/13/00  A        30,000      11/02/00* 10/13/10  Common   30,000          425,000    D
Option Plan                                                                 Stock
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2001 Employee   $6.07    10/17/01  A       150,000      10/17/02  10/17/11  Common  150,000          575,000    D
Stock Option                                                                Stock
Plan
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

Explanation of Responses:
* 50% exercisable on 11/2/00 and the balance exercisable on 11/2/01. **Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


              /s/ Michael A. McManus, Jr.                   August 30, 2002
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date
              Michael A. McManus, Jr.


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.